Exhibit 6.36

FIRST AMENDMENT TO MANAGEMENT SERVICES AGREEMENT

This First Amendment to Management Services Agreement (this “Amendment”) is made and entered into with intended effectiveness as of February 22, 2022 by and among My Racehorse CA LLC, a Nevada series limited liability company (the “Company”) and Experiential Squared, Inc., a Delaware corporation (the “Manager”).

Recitals

A.            The Company and Manager have entered into that certain Management Services Agreement Convertible Promissory Agreement dated as of September 7, 2018 (the “Agreement”).

B.             Company and Manager desire to amend the Agreement to revise the fees payable to the Manager for performance of the Management Services to the Company and its Series.

Agreement

Now, therefore, in consideration of the foregoing premises and the mutual covenants and conditions set forth below, and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties to this Amendment hereby agree as follows:

1.             Amendment to Section 1.1. Section 1.1 of the Agreement, is hereby amended and restated in its entirety and shall read as follows:

For a payment of (i) ten percent (10%) of such Series’ monthly gross proceeds from stakes races, payable in arrears by the fifteenth (15th) day of the following month (the “Management Performance Bonus”), and a one-time payment of a management/due diligence fee in in an amount to be determined on a Series-by-Series basis, payable at the closing of the sale of the Underlying Asset (the “Management/Due Diligence Fee”), and (iii), in connection with final sales of the Underlying Asset, in addition to the Management Performance Bonus, upon the sale of an Underlying Asset, the Manager shall receive 5% of the Final Sale Gross Proceeds if the Underlying Asset has depreciated and 20% of the Final Sale Gross Proceeds if the Underlying Asset has appreciated (the “Final Gross Proceeds Fee”), the Company hereby retains Manager for the purpose of rendering management and administration services and support and other management support needed for Company’s and its Series’ operations as described herein, as well as the right to license the Platform for the duration of this Agreement (collectively, the “Management Services”). “Final Sale Gross Proceeds” is defined as the sum of all money generated by the sale of a horse owned by a Series, prior to any deductions that have been made or will be used for expenses. The Underlying Asset appreciation is calculated as the Gross Sale Price minus the Gross Purchase Price.

2.             Miscellaneous.

(a)            Except as specifically amended by this Amendment, the terms and conditions of the Agreement shall remain in full force and effect.

(b)            This Amendment may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Facsimile signatures shall be as effective as original signatures.

(c)            From and after the date hereof, all references in the Agreement to the Agreement shall mean, and be a reference to, the Agreement as amended by this Amendment and as may be further amended from time to time in accordance with the provisions thereof.

(d)            Each party hereto agrees to execute and deliver, or cause to be executed and delivered, such further instruments or documents or take such other actions as may be reasonably necessary to consummate the transactions contemplated by this Amendment.

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In Witness Whereof, the parties hereto have executed this Amendment as of the date set forth in the first paragraph hereof.

COMPANY:

MY RACEHORSE CA LLC

By: /s/ Michael Behrens

Name: Michael Behrens

Title: CEO

MANAGER:

EXPERIENTIAL SQUARED, INC.

By: /s/ Michael Behrens

Name: Michael Behrens

Title: CEO

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